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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

   Dowdle               Timothy                    E.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   Millennium Chemicals Inc., 200 International Circle, Suite 5000
--------------------------------------------------------------------------------
                                    (Street)

   Hunt Valley                     Maryland                       21030
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   (City)                           (State)                       (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   March 23, 2001

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   Millennium Chemicals Inc.  (MCH)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)


    Senior Vice President - Manufacturing, Operational Excellence Businesses
      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person


















================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 Par Value Per Share   5,429                        I                   (1) 401(k)
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Common Stock $0.01 Par Value Per Share   13,721                       D                   (2) restricted stock
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Common Stock $0.01 Par Value Per Share   7,811                        D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 Par Value Per Share   23,295                       I                   (3)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock $0.01 Par Value Per Share   1,133                        I                   (4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                  Page 1 of ___

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
                                                    Common
Options                  12/6/99    12/5/06         Stock                  5,000         $19.00         D              (5)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:

1. Represents the value of the Reporting Person's Stock Fund Account in the Company's 401(k) plan as of March 31, 2001, expressed as share equivalents. As of such date 96.6% of such fund was invested in Company Common Stock.

2. Represents shares of restricted stock granted to the Reporting Person on October 23, 1997 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 2,987 shares which may vest on October 8, 2001, (ii) 1,771 shares which may vest over a five-year period, and (iii) 8,961 shares which may be earned for the five-year performance period ending December 31, 2001 subject to the achievement of performance goals, 50% of which may be distributed when earned and 50% of which may be distributed over a five-year period commencing on the date earned.

3. Represents shares acquired for the Reporting Person's account under the Company's Salary and Bonus Deferral Plan. The shares allocated to the Reporting Person's account were acquired by the plan trustee at various times and prices.

4. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of March 31, 2001, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

5. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long Term Stock Incentive Plan to purchase 5,000 shares of the Issuer's Common Stock at $19.00 per share.





---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** ___ Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively, ___ this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


                                  Page 2 of __


(122795DTI)